Exhibit 99.1

Santiago, 27 de abril de 2016

Señor

Eric Parrado Herrera

Superintendente de Bancos e

Instituciones Financieras

Presente

Ref.: Informa Hecho Esencial.

Señor Superintendente:

Conforme a lo dispuesto en el artículo 44 de la Ley General de Bancos, y en los artículos 9 y 10 de la Ley N°18.045, sobre Mercado de Valores, se informa que en Junta Ordinaria de Accionistas de Banco Santander-Chile, celebrada el 26 de abril de 2016, se procedió al nombramiento definitivo de los directores titulares Ana Dorrego de Carlos y don Andreu Plaza López, quienes habían sido designados previamente por el Directorio.

Del mismo modo, se informa que la junta acordó designar a la firma PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, como auditores externos del banco y sus filiales para el ejercicio 2016.

Finalmente, cúmpleme informarle que en la misma Junta se adoptó acuerdo de reparto de un dividendo de $ 1,78649813 por acción, con cargo a la utilidad del ejercicio 2015, que estará a disposición de los señores accionistas a contar del día de hoy 27 de abril, en la Casa Matriz del Banco, calle Bandera N° 140, Santiago y en cualquiera de sus sucursales, tanto de la Región Metropolitana como del resto del país. Se remite copia de la publicación efectuada en el diario “El Mercurio” de Santiago el día de hoy 27 de abril en curso, relativa al pago del dividendo que efectuará el banco a partir de esta misma fecha.

Saluda muy atentamente a usted,

Claudio Melandri Hinojosa
Gerente General

C.c.:	Superintendencia de Valores y Seguros

Bolsa de Comercio de Santiago

Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile

Santiago, April 27, 2016

Mr

Eric Parrado Herrera

Superintendent of Banks and

Financial institutions

Present

Ref.: Material Event.

Mr. Superintendent:

Pursuant to Article 44 of the General Banking Law, and Articles 9 and 10 of Law 18,045, we report that in the Ordinary Shareholders meeting of Banco Santander-Chile, held on April 26, 2016, shareholers approved the appointment of 2 new directors: Mrs. Ana Dorrego de Carlos and Mr. Andreu Plaza López, who had previously been appointed by the Board.

At the same time, we report that the Board has agreed to appoint PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, as external auditors of the Bank and its subsidiaries for the year 2016.

Finally, we wish to inform you that the shareholders approved a dividend of Ch$1.78649813 per share, from 2015 net income attributable to shareholders , which will be available to local shareholders starting on April 27, 2016 at the Headquarters of the Bank, Bandera 140, Santiago and in any of its branches, both in the Metropolitan Region and the rest of the country. A copy of this notice has been published in the newspaper "El Mercurio" of Santiago today April 27, concerning the payment of the dividend the bank will be making.

Sincerely,

Claudio Melandri Hinojosa
General Manager

C.c.:	Superintendencia de Valores y Seguros

Bolsa de Comercio de Santiago

Bolsa de Valores de Valparaíso

Bolsa Electrónica de Chile